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                                                                    EXHIBIT 12.1




           CERTIFICATION OF PRINCIPAL EXECUTIVE AND FINANCIAL OFFICERS
                       PURSUANT TO 18 U.S.C. SECTION 1350,
                             AS ADOPTED PURSUANT TO
                  SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002



         Mario Mohar Ponce, as Chief Executive Officer of TFM, S.A. de C.V. and Grupo Transportacion Ferroviaria Mexicana, S.A. de C.V. (the "Companies") and Jacinto Marina Cortes, as Chief Financial Officer of the Companies, each hereby certifies, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that, to the best of his knowledge:

     (1) The Annual Report on Form 20-F of the Companies for the year ended December 31, 2002 as filed with the Securities and Exchange Commission on the date hereof (the "Report") fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

     (2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Companies.



                                        /s/ Mario Mohar Ponce
                                        Name:   Mario Mohar Ponce
                                        Title:  Chief Executive Officer
                                        Date:   June 30, 2003


                                        /s/ Jacinto Marina Cortes
                                        Name:   Jacinto Marina Cortes
                                        Title:  Chief Financial Officer
                                        Date:   June 30, 2003




This certification accompanies the Report pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 and shall not, except to the extent required by the Sarbanes-Oxley Act of 2002, be deemed filed by the Companies for purposes of
Section 18 of the Securities Exchange Act of 1934, as amended.

A signed original of this written statement required by Section 906 has been provided to the Companies and will be retained by the Companies and furnished to the Securities and Exchange Commission or its staff upon request.